UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


___ Form 10-K ___ Form 20-F ___ Form 11-K _X_ Form 10-Q ___ Form N-SAR

               For Period Ended:     January 31, 1996

               [  ] Transition Report on Form 10-K
               [  ] Transition Report on Form 20-F
               [  ] Transition Report on Form 11-K
               [  ] Transition Report on Form 10-Q
               [  ] Transition Report on Form N-SAR
               For the Transition Period Ended:


PART I - REGISTRANT INFORMATION


Health Management, Inc.
Full Name of Registrant



Former Name if Applicable


4250 Veterans Memorial Highway, Suite 400 West
Address of Principal Executive Office (Street and Number)


Holbrook, New York 11741
City, State and Zip Code



PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[___]     (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteen calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


     The registrant was unable to file its quarterly statement on Form 10-Q for the period ending January 31, 1996 within the prescribed time period because it was, and continues to be, unable to complete its financial statements for the period with respect to which such Form 10-Q is to be filed. In late February 1996, the registrant discovered certain accounting irregularities and presently believes that it may have to restate its financial statements for the fiscal year ended April 30, 1995 and for the subsequent two fiscal quarters ended July 31, 1995 and October 31, 1995. The registrant discovered these irregularities in the course of an inquiry of the Special Committee of its Board of Directors. As of the date hereof, the registrant is unable to ascertain the extent to which it will need to adjust these past financial statements. As a result of the foregoing discoveries, the registrant has been unable to finalize its financial results for the third quarter ended January 30, 1996.



PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Cheryl V. Reicin       212-768-5222
          (Name)            (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or of such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                         [ X ] Yes   [   ] No




(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         [ X ] Yes    [   ] No




          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


               See the Registrant's response to Part III, above, of this Form 12b-25.



                                   SIGNATURES



                              Health Management, Inc.
                  (Name of Registrant as Specified in Charter)



   has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: March 19, 1996          By:  /s/ James Mieszala
                                   Name:  James Mieszala
                                   Title: Acting President